Exhibit 12.3
PG&E Corporation
Ratios of Earnings to Fixed Charges

	Three Months Ended March 31,	Year Ended December 31,

(dollars in millions)	2004	2003	2002	2001	2000	1999

Earnings (1)
Pre-tax income (loss) from continuing operations	$5,109	$1,249	$2,860	$1,629	$(5,543)	$1,368
Add:
Fixed Charges	256	1,186	1,282	1,141	696	673
Less:
Pre-tax earnings required to cover preferred dividend requirement of subsidiaries	22	22	25	25	25	25

Earnings	$5,343	$2,413	$4,117	$2,745	$(4,872)	$2,016

Fixed Charges (2)
Interest expense, net, including amortization of
debt issue costs, premiums and discounts	$228	$1,147	$1,224	$1,078	$639	$615
AFUDC Debt	5	16	21	12	6	7
Estimate of interest expense within rents	1	1	2	2	2	2
Preferred dividend requirements of subsidiaries	22	22	25	25	25	25
Preferred security requirements of wholly-owned trust	-	-	10	24	24	24

Fixed Charges	$256	$1,186	$1,282	$1,141	$696	$673

Ratio of Earnings to Fixed Charges (3)	20.9	2.0	3.2	2.4	(7.0)	3.0

(1)

For purposes of computing the ratio of earnings to fixed charges, "earnings" represents pre-tax income from continuing operations adjusted for minority interest in consolidated subsidiaries and equity in income or loss from subsidiaries accounted for using the equity method plus fixed charges, as computed, less the pre-tax earnings required to cover the preferred dividend requirements of subsidiaries.

(2)

"Fixed charges" include interest, including amortization of debt issue costs, premiums and discounts, the debt portion of the allowance for funds used during construction, an estimate of the amount of interest within rents, and the preferred security requirements of consolidated subsidiaries.

(3)	The ratio of earnings to fixed charges for the year 2000 indicates a ratio of less than one-to-one. The dollar amount of the deficiency is approximately $5.6 billion.